Exhibit 4.1

AMENDMENT NO. 2 TO WARRANT AGREEMENT

THIS AMENDMENT NO. 2 TO WARRANT AGREEMENT (this “Amendment”), dated as of June 14, 2019, is by and between Modern Media Acquisition Corp., a Delaware corporation (the “Corporation”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”, also referred to herein as the “Transfer Agent”).

WHEREAS, the Corporation and the Warrant Agent are parties to that certain Warrant Agreement, dated as of May 17, 2017 (the “Warrant Agreement”), entered into in connection with the Corporation’s initial public offering; and

WHEREAS, the requisite number of stockholders of the Corporation have approved an amendment to the Corporation’s Second Amended and Restated Certificate of Incorporation (the “Extension Amendment”) to extend the date by which the Corporation must consummate its initial Business Combination (as defined below) from June 17, 2019 to September 17, 2019 (the “Extended Date”); and

WHEREAS, in connection with the Extension Amendment, the Corporation desires to extend the duration of the Exercise Period (as defined below) to provide that the Warrants (as defined in the Warrant Agreement) will expire if the Corporation has not completed its initial Business Combination by the Extended Date; and

WHEREAS, Section 9.8 of the Warrant Agreement provides that the Corporation may extend the duration of the Exercise Period pursuant to Section 3.2 of the Warrant Agreement without the consent of the Registered Holders (as defined in the Warrant Agreement).

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings provided to such terms in the Warrant Agreement.

2.	Extension of Exercise Period. Section 3.2 of the Warrant Agreement is hereby amended and restated in its entirety as follows:

“3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the later of: (i) the date that is thirty (30) days after the first date on which the Corporation completes a merger, share exchange, asset acquisition, stock purchase, reorganization, recapitalization or other similar business combination, involving the Corporation and one or more businesses (a “Business Combination”), or (ii) the date that is twelve (12) months from the closing date of the Offering, and terminating at 5:00 p.m., New York City time on the earliest to occur of: (x) the date that is five (5) years after the date on which the Corporation completes its initial Business Combination, (y) the liquidation of the Corporation in accordance with the Corporation’s certificate of incorporation, as in effect from time to time, if the Corporation fails to complete a Business Combination by September 17, 2019, or (z) solely with respect to the Public Warrants, the Redemption Date (as defined below) as provided in Section 6.2 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Private Placement Warrant) in the event of a redemption (as set forth in Section 6 hereof), each Warrant (other than a Private Placement Warrant in the event of a redemption) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Corporation in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Corporation shall provide at least twenty (20) days prior written notice of any such extension to the Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all Warrants.”

3.	Miscellaneous Provisions.

3.1     Successors. All the covenants and provisions of this Amendment by or for the benefit of the Corporation or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.2     Applicable Law. The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

3.3     Counterparts. This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

3.4     Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

3.5     Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

MODERN MEDIA ACQUISITION CORP.

By:	/s/ Lewis W. Dickey, Jr.
Name:	Lewis W. Dickey, Jr.
Title:	President and Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent and Transfer Agent

By:	/s/ Isaac J. Kagan
Name:	Isaac J. Kagan
Title:	Vice President

3